Mail Stop 3010

September 18, 2009

Via U.S. Mail and Fax (404) 888-2662
Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

> **Re: Rollins, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **File No. 001-04422**

Dear Mr. Cynkus:

We have reviewed your above referenced filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Consolidated Statements of Cash Flows, page 44

1. Please explain to us why you have reduced net income by the provision for bad debts to arrive at net cash provided by operating activities, as it appears the amount has already been included as an expense in the net income calculation. In addition, we note that trade accounts receivable increased by $4.3 million in 2008, but a positive adjustment of $8.5 million was recorded in operating cash flows. Please explain this discrepancy to us in your response, and include a rollforward of trade accounts receivable for all years presented.

Form 10-Q for the quarter ended June 30, 2009

Note 5. Earnings Per Share, page 14

2. It appears that the time lapse restricted shares meet the definition of participating securities, but it does not appear that they have been considered in the calculation of basic earnings per share under the two-class method prescribed by paragraphs 60-61 of SFAS 128 (FASB ASC 260-10-45-59A through 260-10-45-60B). In that regard, please advise us what consideration you gave FSP EITF 03-6-1 (FASB ASC 260-10-45-68) when calculating basic EPS. Refer to the illustrative example in the Appendix of the FSP (FASB ASC 260-10-55-76A through 260-10-55-76D).

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

Kristi Marrone
Staff Accountant